07053293

RECD S.E.C.

APR 2 7 2007

1086

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _________________

Commission file number 1-16681

PROCESSED

MAY 1 0 2007

THOMSON FINANCIAL

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(c) Financial Statements and Report of Independent Registered Public Accounting Firm

(d) Exhibit

Consent of Independent Registered Public Accounting Firm - BKD LLP
Consent of Independent Registered Public Accounting Firm - Deloitte and Touche LLP
Report of Independent Registered Public Accounting Firm - Deloitte and Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY WAGE
DEFERRAL SAVINGS PLAN
(Registrant)

BY THOMAS A. REITZ
Thomas A. Reitz
Superintendent of Service
and Division Operations

Date: April 26, 2007

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2006 and 2005, Supplemental Schedule as of October 31, 2006 and Report of Independent Registered Public Accounting Firm

Laclede Gas

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS **PAGE**

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of and for the year ended October 31, 2005, were audited by other accountants whose report dated April 21, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2006, and the changes in its net assets available for benefits (modified cash basis) for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2006 basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
April 23, 2007

Federal Employer Identification Number: 44-0160260

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2006 AND 2005

	2006	2005
CASH	$ 780	$ 780
INVESTMENTS	5,216,550	4,518,606
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,217,330	$ 4,519,386

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 136,914	$ 138,239
Employee	355,787	359,374
	492,701	497,613
INVESTMENT INCOME:		
Interest and dividends	84,216	63,204
Net appreciation in fair value of investments	626,256	193,585
	710,472	256,789
TOTAL ADDITIONS	1,203,173	754,402
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	394,443	601,080
NET TRANSFERS TO OTHER PLANS	110,786	-
TOTAL DEDUCTIONS	505,229	601,080
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	697,944	153,322
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	4,519,386	4,366,064
END OF YEAR	$ 5,217,330	$4,519,386

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are stated at cost, which approximates fair market value. Interest and dividend income are recorded when received.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities, including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits – Benefit payments are recorded upon distribution. As of October 31, 2006 and 2005, there were no distributions payable to Plan participants.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2006 and 2005 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Ameriprise Trust Company, the Plan trustee. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee which is a three-member committee appointed by the Laclede Gas Company Board of Directors. All payments made from the Plan require approval of the Missouri Natural Wage Deferral Savings Plan Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Contributions – Employees elect pre-tax payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employer contributions are made bi-weekly into the trust in an amount equal to 50% of such employee contributions. In addition, each employee is permitted to make additional deposits of up to 67% of compensation in any Plan year. These additional deposits are not matched by employer contributions.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan may be invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund (replaced RiverSource Trust Large Cap Growth Fund)
- RiverSource Trust Bond Fund

- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

The RiverSource Trust Large Cap Growth Fund was discontinued by the trustee effective May 31, 2006, and investments in that fund were transferred on June 1, 2006 into a similar fund, the RiverSource Trust Equity Index Base Fund.

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends remains in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual pre-tax account balances, a minimum of $500 up to 50% of their pre-tax account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past twelve months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 9.25% at October 31, 2006.

Payment of Benefits – Withdrawals generally require thirty days advance notice. Withdrawals from the pre-tax match account are limited to employees who are at least age 59-1/2 or have incurred a financial hardship which cannot be relieved by a loan from the Plan. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a twelve month period after receipt of the hardship withdrawal.

Transfers – The pre-tax accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas

Company Salary Deferral Savings Plan; any post-tax money would be transferred to the Missouri Natural Gas Division of Laclede Gas Company Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2006	2005
The Laclede Group, Inc. – ESOP (also known as Laclede Group Inc. Common Stock Fund)	$1,156,111	$ 984,395
RiverSource Trust Large Cap Growth Fund	-	1,760,040
RiverSource Trust Equity Index Base Fund	1,966,649	-
RiverSource Trust Bond Fund	360,669	573,664
RiverSource Trust Money Market Fund I	684,419	510,652
Northern Trust Global Investments Russell 2000 Index Fund	584,067	422,982

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $626,256 and $193,585, respectively, as follows:

	2006	2005
The Laclede Group, Inc. – ESOP (also known as Laclede Group Inc. Common Stock Fund)	$ 185,597	$ 3,858
RiverSource Trust Equity Index Base Fund	164,819	-

RiverSource Trust Large Cap Growth Fund	139,728	124,542
RiverSource Trust Bond Fund	24,139	10,261
Northern Trust Global Investments Russell 2000 Index Fund	86,734	42,951
RiverSource Trust Long-Term Horizon Fund 80:20	6,521	2,389
RiverSource Trust Long-Term Horizon Fund 65:35	7,204	1,327
RiverSource Trust Medium-Term Horizon Fund 50:50	11,155	8,047
RiverSource Trust Short-Term Horizon Fund 25:75	359	210

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). However, some plan amendments were not adopted timely, and the Plan administrator filed for voluntary compliance with the Internal Revenue Service. The Internal Revenue Service has issued a compliance statement which constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of October 31, 2006, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At October 31, 2006 and 2005, the Plan held 78,764.888 and 79,579.195 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $1,156,111 and $984,395, respectively. During the years ended October 31, 2006 and 2005, the Plan received dividend income of $44,762 and $42,908, respectively.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)- MODIFIED CASH BASIS
(FORM 5500)
OCTOBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (78,764.888 units)		$ 1,156,111
*	RiverSource Trust Equity Index Base Fund	Common/collective trust (43,401.428 units)		1,966,649
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (651.620 units)		584,067
*	RiverSource Trust Bond Fund	Common/collective trust (4,338.249 units)		360,669
*	RiverSource Trust Money Market Fund I	Common/collective trust (684,419.380 units)		684,419
*	RiverSource Trust Short-Term Horizon Fund 25:75	Common/collective trust (219.876 units)		4,916
*	RiverSource Trust Medium-Term Horizon Fund 50:50	Common/collective trust (4,789.085 units)		135,689
*	RiverSource Trust Long-Term Horizon Fund 65:35	Common/collective trust (8,217.712 units)		121,482
*	RiverSource Trust Long-Term Horizon Fund 80:20	Common/collective trust (2,462.365 units)		76,215
*	Loans to Participants	Loans to participants (126,332.740 units) Interest rate 5.00% - 9.25%		126,333
			Total	$ 5,216,550

* Party-in-interest.

BKD LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated April 23, 2007, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2006.

BKD, LLP

St. Louis, Missouri
April 25, 2007

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

Exhibit to Form 11-K (Wage Deferral Savings Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-90248 of The Laclede Group, Inc. on Form S-8 of our report dated April 21, 2006, appearing in this Annual Report on Form 11-K of Missouri Natural Gas Company Wage Deferral Savings Plan for the year ended October 31, 2006.

Deloitte & Touche LLP

St. Louis, Missouri
April 25, 2007

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Missouri Natural Gas Division of
Laclede Gas Company
Wage Deferral Savings Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") as of October 31, 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of October 31, 2005, and the changes in net assets available for benefits (modified cash basis) for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 21, 2006

END